Exhibit 99.1

C O R P O R A T E P A R T I C I P A N T S

David Boris, Co-Chief Executive Officer and Chief Financial Officer, Forum Merger II Corporation

Sam Galletti, President and Chief Executive Officer, Tattooed Chef

Sarah Galletti, The Tattooed Chef and Creative Director, Tattooed Chef

Stephanie Dieckmann, Chief Operating Officer and Chief Financial Officer, Tattooed Chef

P R E S E N T A T I O N

Operator

Good day, ladies and gentlemen, and welcome to the Forum Merger II and Ittella International Transaction Conference Call.

At this time, all participants are in a listen-only mode. If anyone should require Operator assistance, please press the star and then zero keys on your touchtone telephone. As a reminder, this conference call is being recorded.

I would now like to turn the conference over to Mr. David Boris, Co-CEO and CFO of Forum, Sir, you may begin.

David Boris

Good morning, and thank you for joining us on today’s call. We are excited to discuss with you our proposed business combination of Forum Merger II and Ittella International to form Tattooed Chef.

Today’s call is prerecorded. There will be no Q&A.

Before we get started, we want to emphasize that some of the information discussed in this call contain forward-looking statements that involve risk and uncertainty. Actual results may differ materially from those set forth in such statements. For a discussion of those risks and uncertainties, you should review the forward-looking statements disclosure in the Investor Presentation that has been filed with the SEC.

During this call, we will discuss GAAP and non-GAAP financial measures, and a reconciliation is available in the Investor Presentation filed earlier today with the SEC.

Forum Merger II Corporation IPO’d in August 2018, after raising $200 million with the help of Jefferies. The shares currently trade on the Nasdaq under the symbol FMCI. After analyzing and evaluating a number of targets over the past two years, we are thrilled to announce a definitive agreement to merge with Ittella International and form Tattooed Chef, a high-growth, plant-based food company with a broad portfolio of innovative products that are aligned with major food trends and sold through leading national retailers across the United States.

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As we’ll explain over the course of today’s call, Tattooed Chef’s disruptive strategy is focused on addressing the growing consumer demand for nutritious, great tasting, better-for-you products with plant-based food. Their alignment with today’s food trends, combined with robust plant-based offerings that feature unique ingredients, innovative recipes and creative branding, has allowed them to establish a meaningful market presence in a short period of time. We believe that Tattooed Chef has a compelling financial profile, with significant historical and projected revenue growth and profitability.

Management from Tattooed Chef on the call with me today are:

Sam Galletti

Hi, I’m Sam Galletti, President and CEO of Tattooed Chef. I founded the Company in 2009, as Stonegate Foods, primarily as a food importing company, which then became Ittella Foods when we began manufacturing food, and is now Tattooed Chef. I have been in the food industry for over 35 years and have a strong background in packaged food production and marketing across a wide range of food segments.

Stephanie Dieckmann

Hi, I’m Stephanie Dieckmann, COO and CFO of Tattooed Chef. I should note that, as a public company, we intend to split these two roles and have initiated a search for a new CFO. I will continue to serve both roles until a new CFO is appointed. I have been with the company since 2017, and have been in the food industry for 12 years, including seven years as CFO of APPA Fine Foods.

Sarah Galletti

Hi, I’m Sarah Galletti, the Tattooed Chef and Creative Director. I joined in 2014, guiding the company to transition to plant-based and created the Tattooed Chef brand after working as a chef in Italy.

David Boris

And for those of you that missed it earlier, I’m David Boris, Co-CEO and CFO of Forum. I’ve spent over 30 years on Wall Street and have been involved in 15 SPAC transactions to date.

We’re very excited about Tattooed Chef. On Slide 3, in the Investor Presentation, you’ll see our investment thesis:

A compelling financial profile with strong growth and profitability. Tattooed Chef’s 2021 projections include $222 million in revenue and a 67% revenue CAGR from 2018 to 2021.

The large, growing addressable market. They participate in the $55 billion U.S. frozen food category, and plant-based foods have grown a 13% CAGR from 2017 to 2019.

Their brand and product positioning strongly aligned with major consumer food trends: plant based, convenient, innovative, sustainable and ethically sourced, clean label, and great tasting, and they have the products to compete across multiple sub-categories.

Tattooed Chef has a diverse portfolio of plant-based products, an established branded and private label presence in leading retailers, and a proven track record of innovation. Their sourcing and manufacturing is critical to their innovation-focused model, and we see significant growth opportunities through continued distribution expansion. They also have a talented and very passionate Management Team with deep food industry expertise.

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We also believe the valuation is attractive, with an anticipated initial enterprise value of $482 million, implying 2.2 times projected 2021 revenue and 15.6 times projected 2021 Adjusted EBITDA. We expect the anticipated valuation at consummation of the business transaction will represent a meaningful discount to the relevant public comparable multiples, especially given Tattooed Chef’s growth profile.

Today’s agenda, outlined on Slide 4, is a business overview of Tattooed Chef, followed by a financial overview with company projections, and we’ll close with transaction details on the transaction.

I’ll hand it over to Sam to outline the business.

Sam Galletti

Thanks, David. I’m excited to be here today to tell you more about the business my team and I have built.

Turning to Slide 6, you’ll see that Tattooed Chef is:

1.	A disruptive food company that is positioned at the intersection of consumers’ growing demand for plant-based foods that taste great and provide desirable flavor combinations.

2.	We are brand-focused, with established private label capabilities, selling to retail and club.

3.	We’ve been recognized by our retail customers for our manufacturing abilities and diverse and innovative product offerings that provide consumers with great tasting, plant-based meals, including, but not limited to, acai and smoothie bowls, zucchini spirals, rice cauliflower and cauliflower crust pizzas.

4.	We’ve experienced exceptional growth, having grown sales from $48 million in 2018, $85 million in 2019, with projected 2020 sales of $148 million and 2021 sales of $222 million.

5.	We’re positioned for continued long-term growth. We’re aligned with many major food trends and our culture of innovation has proven our ability to successfully create and manufacture new products and food concepts. We have a pipeline of over 100 unreleased plant-based food concepts and recipes.

On Slide 7, you will see Tattooed Chef has evolved from an importer of Italian vegetables and products to a highly disruptive lifestyle brand that is capturing significant market share and, due to our unique products and flavor combinations, growing the frozen plant-based food segment. In 2010, we started selling private label products into Whole Foods and Aldi. In 2014, Sarah joined as our Creative Director, and in 2015, we renamed the company Ittella International and started manufacturing in our current facility in California. In 2017, we pivoted to focus on plant-based foods and the Tattooed Chef brand was born. Fast forward to 2019, we launched 12 additional SKUs in the club channel under the Tattooed Chef brand, nearly tripling our revenue from 2017 to 2019. In 2020, we will rename the company Tattooed Chef, to focus on building the brand, which is expected to remain the primary driver of the company’s growth. This year, we’ve also doubled our production capacity and intend to launch up to 20 SKUs at conventional retail.

Now, I’ll hand it over to Sarah, the Tattooed Chef herself, to talk about her vision for the brand.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Sarah Galletti

Thank you, and good morning. I am stoked to be here today.

The Tattooed Chef brand was created while I was working as a chef abroad. I noticed a lack of great tasting plant-based foods in retail channels and wanted to bring in delicious, high-quality ingredients that are easily accessible for consumers, so I came back with the idea to transition the company to be plant-powered.

What we found is that our innovative plant-based products, eye-catching packaging and edgy, yet friendly, branding have truly connected with consumers. Our products appeal to the younger eco- and health-conscious consumers, and also to the greater population, as our approach supports those in search of a balanced plant-based lifestyle.

Tattooed Chef’s foundation is based on a few things:

Our approach is hands-on, as we are manufacturers of our products and grow our ingredients.

We handle the food from the fields all the way to the consumer’s hands. We are truly farm to table.

We’re plant powered without the consumers’ need to prepare the food, our products are ready to go. Through thoughtful product development, we offer convenience without sacrificing on quality, nutritional value and freshness.

We provide great tasting, approachable and innovative products not only to the growing group of consumers who seek to adopt a plant-based lifestyle, but also to the mainstream market.

This has led to strong consumer demand and we have expanded Tattooed Chef products into stores across the country, including all Sam’s Club and Costco U.S. locations. Our Cauliflower Mac & Cheese has won Second Place for Best New Product of the Year at Sam’s Club.

Turning to Slide 9, Tattooed Chef is positioned for continued long-term growth. Our products align with the most popular food claims and with multiple leading consumer lifestyles. Consumers’ increased focus on clean label eating continues to drive the growing popularity of alternative dietary options, with plant-based foods leading the way. These food trends position Tattooed Chef for continued long-term growth, with our focus on providing great tasting, innovative products, such as Zucchini Spiral Gochujang Chow Mein, Raspberry Kombucha Smoothie Bowl, Hemp Bowl with Turmeric Almond Butter Dressing, Buffalo Cauliflower Burgers, Zucchini Spiral Nests with Basil Pesto, and many more.

On Slide 10, you will see plant-based food sales reached approximately $5 billion in 2019, growing 13% annually since 2017, and that growth is expected to continue. Consumers have indicated through numerous surveys that they intend to maintain or increase their consumption of foods in this category. Meat eaters want to each less meat, and flexitarians, vegetarians and vegans want to shift their diets to include more plant-based options, which we are already seeing in retail.

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Sam Galletti

Thanks, Sarah. Slide 11 illustrates how the U.S. frozen market is defined. Our prepared plant-based meals, pizza, vegetables and other offerings compete in a $27.1 billion sub-category. Near term, we plan on entering the $12.6 billion desserts segment with many delicious plant-based offerings. Also, our existing footprint in Italy will allow us to expand globally and compete in the $380 billion global frozen food market. Growth in the frozen food category has been primarily driven by recent product innovation as a response to increased demand for healthier alternatives and convenient options. Plant-based pizzas, pastas and meals are significant growth drivers. Millennials and Gen Z are gravitating towards the frozen food section due to convenience for fresher, great tasting and unique plant-based foods.

Turning to Slide 12, our diverse offerings of plant-based products, which covers many different food categories, make us the go-to supplier for retailers. Thirty-five percent of our projected 2020 sales are meals, 20% smoothie bowls, 19% vegetables, 13% pizza, 9% vegetable spirals, and the remaining 4% grains and other. 2020 is significant for the company, because it is the first year branded Tattooed Chef sales will surpass private label sales, with 53% branded and 47% private label.

Sarah Galletti

Yes, there is a tattooed chef behind every product. I create and formulate the items that go out onto the shelves and I love creating new concepts every day. it’s important to not only have an idea, but to conceptualize how that idea translates correctly in production. One of the key components to creating a successful product is staying true to my vision and making food I want to create. If I don’t believe in a product, I won’t make it. In maintaining this mindset, the consumer senses our belief in our products that we put out into the market.

Over the years, I’ve learned the importance of staying true to the brand. Authenticity is crucial to sustain a successful company, because that’s part of the foundation. The consumer is extremely smart and perceptive. They know if something is vibrant or not, and that vibrancy is the Tattooed Chef.

I am incredibly proud of how we are able to rapidly introduce new and innovative products. We are dedicated to identifying emerging consumer and food trends, and have a strong track record of successfully launching both branded and private label new products.

Tattooed Chef’s understanding of consumer lifestyle and food trends, and our commitment to innovation, allows us to continuously introduce highly successful new products, and this track record of success has helped establish strong relationships with our current customers, while at the same time attracting new customers and growing Tattooed Chef into a leading plant-based brand.

For example, our acai bowl, launched in May 2019 under the Tattooed Chef brand, generated $7.9 million in sales in its first year, and our private label cauliflower pizza generated $7.3 million of sales in the first year for one customer.

Sam Galletti

Turning to Slide 14, our product attributes and growing reputation in the industry have led our branded and private label products to gain distribution nationwide at leading retailers. 2020 will be the first year that the Tattooed Chef brand will exceed our private label sales as a percentage of revenue, and we expect this trend to continue, with 2021’s mix to be approximately 63% branded, 37% private label. We expect branded sales to reach approximately 75% to 80% of total sales in the next two to three years.

Since launching Tattooed Chef in 2017, with just $1.6 million in sales, we have quickly grown the brand to an estimated 2020 sales of $77 million, with a nationwide retail presence. Select consumer reviews, on Slide 15, demonstrate just a fraction of the positive feedback we have heard from our consumers.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Sarah Galletti

Social media has been an important tool for Tattooed Chef, building consumer engagement. We create unique content that connects authentically with our target audience. All of this has increased brand affinity.

Sam Galletti

The focus of our growth strategy is to expand and increase distribution with new and existing customers. While we have a nationwide presence today in major retailers, there is still a tremendous opportunity with leading regional retailers and some of the largest grocers. We are currently in 7% of Walmart stores today with our branded products and expect to be in approximately 50% by the end of the year.

Our manufacturing facilities in Paramount, California and Prossedi, Italy give us access and control over our raw materials, helping us to ensure supply continuity and quality control, and provide the infrastructure to develop innovative products quickly and efficiently. They will also give us operating leverage as we grow.

Specifically, in Italy, we have exclusive supply of high-quality, non-GMO and organic produce. We have significant capacity to support future growth and proprietary manufacturing capabilities for production. In the U.S., we are focused on our manufacturing capabilities aligning with our innovative-driven business model. Our equipment and production allows for a variety of packaging types and we are able to meet short timelines for product distribution. Both of our facilities hold BRC, non-GMO, USDA organic and gluten-free certifications, with Italy also having a Kosher certification.

Now, I’ll turn it over to Stephanie to walk you through our financial overview and projections.

Stephanie Dieckmann

Thanks, Sam, and good morning.

On Slide 19, you can see we have experienced tremendous growth and continue to see significant upside potential. Based on expanded distribution from new and existing customers, we expect sales to increase to $148 million in 2020, and $222 million in 2021.

From a profitability standpoint, we are projecting Adjusted EBITDA to increase to $17.2 million in 2020, and $30.8 million in 2021, with Adjusted EBITDA margins of 11.6% and 13.9%, respectively. We believe we can continue to expand margins as we further automate select manufacturing lines, gain purchasing power and increase throughout.

As you can see on Slide 20, in the first quarter of 2020, our strong momentum continued with strong sales and EBITDA growth. This growth was primarily driven by the Tattooed Chef brand across all customers. Our sales were not materially impacted by COVID-19. As you can see, for the first three months of this year, our sales were up significantly year-over-year. All of March and April sales were scheduled since the beginning of 2020. For Q2, we expect our strong sales and EBITDA growth to continue. Due to seasonality and the promotional calendar, the second quarter growth rates are typically lower than the first quarter.

Long term, we believe Tattooed Chef will achieve revenue and Adjusted EBITDA growth above 20%, as we continue investing in the brand and expanding our retail footprint, and an Adjusted EBITDA margin in the high-teens.

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David Boris

Thank you, Stephanie. I will now review the transaction details.

Turning to Slide 23, we anticipate a pro forma enterprise value of $482 million, or 15.6 times expected 2021 Adjusted EBITDA.

Existing shareholders will be paid $75 million cash consideration and $344 million roll-over shares in Tattooed Chef at close.

We currently expect the Forum and Ittella transaction to close in the third quarter of 2020.

The Galletti family and other Tattooed Chef shareholders are retaining more than 80% of their equity stake, which will represent approximately 60% of the combined company after the transaction closes, with public shareholders holding 35% and Forum Management holding the remaining 5%.

Benchmarked against both health and wellness peers, as well as mid-cap food peers, Tattooed Chef far outpaces the median CAGRs for net sales and Adjusted EBITDA, shown on Slide 24. Tattooed Chef’s EBITDA margins shown is below the peer groups’ median, with room for expansion as the company gains leverage from scale.

From a valuation perspective, Tattooed Chef’s EBITDA multiple of 15.6 is below the health and wellness median of 17.1, and revenue multiple of 2.2 times is below the health and wellness median of 3.0 times.

We believe Tattooed Chef is at the right stage of growth to go public, with LTM revenue and EBITDA near the median of previous high-growth consumer IPOs.

On a seven-quarter forward, or approximate two-year forward, revenue and EBITDA basis, compared to previous high-growth consumer IPOs, we believe Tattooed Chef’s projections are achievable and we believe the company can create meaningful shareholder value similar to its peers.

In summary, we are excited about the prospects for Tattooed Chef moving forward. Tattooed Chef is a leading, disruptive and innovative plant-based company with a compelling financial profile, strong historical performance and significant growth potential in a large and growing market.

Thank you for your time and have a good day.

Operator

Thank you, everyone. This concludes today’s conference, you may disconnect your lines at this time, and thank you for your participation. Have a wonderful day.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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